EXHIBIT 23

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-90952 and 333-11145 on Form S-3 and 333-25261, 333-73041, 333-73075 on Form S-8 of Otter Tail Corporation of our report dated February 23, 2004 (which express an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 143 Accounting for Asset Retirement Obligations, and SFAS No. 149, Amendment of Accounting Standards Board Statement No. 133 on Derivative Instruments and Hedging Activities, and change in the method of accounting for goodwill and other intangible assets as described in Note 1) appearing in the 2003 Annual Report to Shareholders of Otter Tail Corporation and incorporated by reference in this Annual Report on Form 10-K of Otter Tail Corporation for the year ended December 31, 2003

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
March 12, 2004